

Mail Stop 7010

October 19, 2006

Mr. Shawn K. Poe
Ply Gem Holdings, Inc.
185 Platte Clay Way
Kearney, Missouri 64060

       RE: **Ply Gem Holdings, Inc.**
              Form 10-K for the fiscal year ended December 31, 2005
              Filed March 27, 2006
              File #3330114041

Dear Mr. Poe:

      We have reviewed your response letter dated August 23, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005
General

1. We have reviewed your response to our prior comment one. Please amend your Form 10-K for the year ended December 31, 2005 to furnish the Section 906 certifications as soon as practicable. In this regard, please note that you should file a complete amendment to your Form 10-K.

Form 10-Q for the quarterly period ended April 1, 2006
Note 2. Purchase Accounting, page 8

2. Based on your response to our prior comment two, it remains unclear to us what the other expenses you expensed during 2006 actually relate to or who they were paid to. Please provide us with additional information related to these expenses that support your accounting and financial statement classification. In addition, based on the loss you incurred during the quarter ended April 1, 2006, it is unclear

to us how you determined that the amount that appears to have been improperly capitalized in 2004 and subsequently expensed in 2006 was not material. Please advise or revise.

In addition, we note that during 2006 and 2004 you included $2 million and $6.4 million in fees paid to the Caxton-Iseman Party in the purchase price of acquisitions. Since these fees were essentially paid to your parent, it is not clear to us how they comply with paragraph A8 of SFAS 141. Please advise or revise.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief